Exhibit 12.1

Expedia, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands, except ratios)

Earnings:
Income from continuing operations before income taxes	$87,120	$300,693	$350,057	$402,072	$425,839	$319,776
Fixed charges	56,097	108,388	105,215	142,375	113,273	99,759

Total earnings available for fixed charges	$143,217	$409,081	$455,272	$544,447	$539,112	$419,535

Fixed Charges:
Interest expense (1)	$44,125	$87,358	$87,788	$125,591	$101,291	$84,233
Estimate of interest within rental expense (2)	11,972	21,030	17,427	16,784	11,982	15,526

Total fixed charges	$56,097	$108,388	$105,215	$142,375	$113,273	$99,759

Ratio of earnings to fixed charges	2.55x	3.77x	4.33x	3.82x	4.76x	4.21x

(1)	Interest expense for the years ended December 2011, 2010 and 2009 includes amounts within discontinued operations.
(2)	Assumes the interest component of rental expense is approximately one-third of total rental expense for the year ended December 31, 2009 and one-fourth for all other periods presented based on an analysis of net present values.